UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Murphy, William C.
   Viatel UK Ltd. - Victoria
   Parnell House
   25 Wilton Road - 2nd Floor
   Victoria, London  SW1V 1LW
   UK
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|-     |-   |-|-                 |-  |-          |49,075 (1)         |D     |                           |
e per share                |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time-based options (ri|$49.313 |-    |-   |-|- -        |A,D|(2)  |02/01|Common Stock|189,000|-      |189,000     |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/10  |            |       |       |            |   |            |
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Time-based options (ri|$14.00  |07/31|A   |V|50,000 -   |A,D|(3)  |07/31|Common Stock|50,000 |-      |50,000      |D  |-           |
ght to buy)           |        |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Includes 48,000 shares of restricted stock which will vest on June 1, 2002 if executive remains in the employment of the Company until such date. Shares of restricted stock will also vest in the event of a Change in
Control of the Company or a Termination Without
Cause.
(2) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on February 1, 2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options. All of these options will vest in the event of a Change in
Control.
(3) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on July 31, 2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options. All of these options will vest in the event of a Change in
Control.
SIGNATURE OF REPORTING PERSON
/s/ William C. Murphy
DATE
August 8, 2000